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March 23, 2016	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Updates Ana Paula PEA, Incorporating El Sauzal Plant Acquisition
After-tax NPV of $248M, IRR of 43% at $1200/oz gold

Vancouver , BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins” or the “Company”) is pleased to report the results of the recently completed National Instrument 43-101 Preliminary Economic Assessment (“PEA”) for the Ana Paula Project in Guerrero, Mexico (“Ana Paula”), prepared by JDS Energy & Mining Inc. This PEA, which replaces the original October 2014 version, was prepared to incorporate Timmins’ recent acquisition of the El Sauzal process plant and infrastructure (“facilities”) into the capital estimates. Additional updates were made to the operating costs to reflect changes in gold price, MXP/USD foreign exchange, and update major consumables prices.

All dollar amounts in this release are stated in US currency.

PEA HIGHLIGHTS

•	Base Case at $1,200 Au & $14 Ag per ounce (updated)
•	Pre-tax NPV@5% of $408 million, IRR of 59% with a 1.6 year payback (updated)
•	After-tax NPV@5% of $248 million, IRR of 43% with a 2.1 year payback (updated)
•	Initial capital costs of $121.7 million (includes contingency costs of $19.8 million) (updated)
•	Open pit mine with 6,000 tonne per day (“tpd”) gravity/flotation/CIL process plant (same as 2014 PEA)
•	Cash costs of $470/ oz gold, $442/oz gold Net of By-Product credits (updated)
•	All-in sustaining costs (“AISC”) of $507/oz gold, $479/oz gold Net of By-Product credits (updated)
•	Average annual production of 116,000 gold ounces and 239,000 silver ounces over a 8.2 year mine life (same as 2014 PEA)
•	LOM average head grades of 2.24 g/t gold and 6.89 g/t silver (same as 2014 PEA)
•	LOM gold and silver recoveries of 75% and 50%, respectively (same as 2014 PEA)
•	LOM strip ratio of 2.60 to 1 of waste to mineralized material (same as 2014 PEA)

“This PEA update quantifies the economic benefits of the El Sauzal facilities acquisition on the already-robust Ana Paula Project. We continue to view Ana Paula as one of the best development-stage gold projects in Mexico,” commented Mark Backens, Interim CEO. “Total initial capital estimate has been reduced by approximately $42 million. It is also important to note that because we have already acquired essentially all of the equipment and materials the risk of capex overruns and delivery delays has been significantly lowered.”

PEA SUMMARY OF RESULTS

Mine Life	Years	8.2
Total Ore	M tonnes	17.8
Total Waste	M tonnes	33.6
Total Capitalized Waste	M tonnes	12.5
Total Mined	M tonnes	63.9
Strip Ratio	w:o	2.6:1
Mining Rate	tpd	23,385
Plant Throughput	tpd	6,000
Average Au head grade	g/t	2.24
Average Ag head grade	g/t	6.89
Payable metal, Au	LOM k oz	957
	k oz/yr	116
Payable metal, Ag	LOM k oz	1,961
	k oz/yr	239

SUMMARY OF ECONOMICS AT BASE CASE US$1,200/Oz GOLD

Pre-Tax Cash Flow during Production
(US $M)	$691
Avg Pre-Tax Cash Flow per Year (US $M)	$84
Taxes (US $M)	$206
After-Tax Cash Flow during
Production(US $M)	$485
Avg After-Tax Cash Flow per Year(US $M)	$59
Discount Rate	5%
Pre-Tax NPV (US$M)	$408
Pre-Tax IRR	59%
Pre-Tax Payback (Yrs)	1.6
After-Tax NPV (US$M)	248
After-Tax IRR	43%
After-Tax Payback (Yrs)	2.1
Au Cash Cost (US $/oz)	$470
Au Cash Cost Net of By-Products (US $/oz)	$442
Au Cash Cost incl. Sustaining Capital (US $/oz)	$507
Au Cash Cost Net of By-Products incl.
Sustaining Capital (US $/oz)	$479

The PEA mine plan and economic model include the use of inferred resources which are considered to be too speculative to be used in an economic analysis except as permitted by National Instrument 43-101 (NI 43-101) for use in a PEA. There is no guarantee that inferred resources can be converted to indicated or measured resources and, as such, there is no guarantee that the project economics described herein will be achieved.

CAPITAL AND OPERATING COSTS SUMMARY

	Pre-	Sustaining &
Capital Costs	Production	Closure
	(US $M)	(US $M)
Capitalized Stripping	15.2	12.3
Contractor Mob/Demob	0.4	0.4
Process Plant	26.6	1.5
General Site & Utilities	5.1	0.3
Laboratory	0.2	0.2
Construction Camp	0.6	0
Camp Site (Operations)	1.5	0.3
Administration Facilities	0.2	0.2
Tailings Facility	13	14.6
Electrical Supply & Distribution	4.6	0.2
Water Supply & Distribution	1.8	0
Royalty Purchase	2.8	0
Reclamation/Closure	0	14.4
Indirects	14.0	0
EPCM	11.3	0
Owners Costs	4.4	0
Subtotal	101.8	44.3
Contingency (20%)	19.8	8.7
Total Capital Costs	121.7	53.2

Operating Costs			LOM Total
Resource & Waste Mined for OPEX		tonnes	51.4M
Pre-Stripping and Capitalized Waste		tonnes	12.5M
Resource Processed		tonnes	17.8M
Mining‡	US$/t processed	$6.00	$106.5M
Resource Rehandle*	US$/t processed	$0.12	$2.1M
Processing	US$/t processed	$15.52	$275.6M
G&A	US$/t processed	$2.34	$41.6M
Total Operating Costs	US$/t processed	$23.98	$425.8M

‡Mining Cost is based on $2.10/t mined
*Rehandle Cost is based on $0.50/t rehandled

SENSITIVITIES

Gold Price US$/oz	$1,000	$1,100	$1,200	$1,300	$1,400
Pre-Tax NPV5% US$	262	335	408	480	553
After-Tax NPV5% US$	154	201	248	295	342
Pre-Tax IRR	43%	51%	59%	66%	73%
After-Tax IRR	31%	37%	43%	48%	53%
Pre-Tax Payback Yrs	2.1	1.9	1.6	1.4	1.3
After-Tax Payback Yrs	2.5	2.2	2.1	1.9	1.7

PROJECT DESCRIPTION

The Ana Paula Project is located in the Guerrero Gold Belt in the State of Guerrero, Mexico, a favourable jurisdiction for mining investment with clearly established mining laws and regulatory due process. The region is also host to several operating gold mines and in close proximity to Ana Paula is Goldcorp’s Los Filos, and Torex Gold’s El Limon/Guajes Mine which recently declared production across the Balsas River from the Project. Ana Paula is close to all necessary infrastructure including water, road, power, and people.

PREPARATION OF PEA

The PEA was independently prepared by JDS Energy & Mining Inc. (“JDS”) of Tucson, Arizona. A technical report following the guidelines of the Canadian Securities Administrators’ NI 43-101 will be filed on SEDAR and on the Timmins Gold website within 45 days.

The PEA is based on a mineral resource estimate prepared by Independent Mining Consultants, Inc., Tucson Arizona, USA. This mineral resource estimate has been developed under the direction of Mr. H. E. Welhener. The resource is based on 223 diamond core drill holes aggregating 108,832 metres and containing 77,183 assay intervals, of which effectively all are assayed for gold and silver. The mineral resource estimate has an effective date of August 8th, 2014.

The tonnage and grades of the Ana Paula mineral resource* at a 0.46 g/t AuEq cutoff are shown in the table below:

Category	k tonnes	AuEq, g/t	Au, g/t	Ag, g/t	Contained Ounces
					Gold	Silver
Measured	27,767	1.661	1.608	4.90	1,176,748	3,587,101
Indicated	18,243	1.229	1.163	5.95	682,243	3,488,565
Sum M&I	41,010	1.469	1.410	5.37	1,858,991	7,075,666

Inferred	1,904	1.233	1.113	10.85	68,145	664,484

*The resources are classified according to their proximity to sample locations and are reported, as required by NI 43-101, according to the CIM Definition Standards for Mineral Resources and Mineral Reserves.

Notes and assumptions:
1. Mineral Resources are not Mineral Reserves until they have demonstrated economic viability
2. Mineral Resources are reported as undiluted

3. Mineral Resources were developed in accordance with CIM (2010) guidelines
4. Mineral Resources are reported using a long-term gold price of $1,450/oz and silver price of $23/oz
5. Mining costs used are estimated at $1.85/ton plus $0.02/bench below 900m elevation
6. Processing costs +general and administrative expenses are estimated at $17.25 per tonne
7. Gold recoveries are estimated at 80%
8. Silver recoveries are estimated at 55%. A silver divisor of 91.7 was used to calculate equivalent gold. (Silver is assumed to be recovered along with gold during processing.)
10. Pit slope angles are 55 degrees east-facing, 45 degrees west-facing
11. 12. Resource QP is H. E. Welhener of IMC
13. M&I = measured and indicated, Mt = million tonnes, g/t = grams per tonne, Moz = million ounces, Au = gold, Ag = silver, AuEq = gold equivalent
14. There can be no assurance that all or any part of this resource will be converted into a mineral reserve

PROJECT DEVELOPMENT PLAN

The proposed project concept is to develop a green-fields gold-silver deposit with open pit mining and gravity/flotation/CIL process plant with a production rate assumed of 6,000 tonnes per day.

The PEA forecasts an 8.2 year mine life and a LOM strip ratio (the ratio of waste rock to economic mineralized rock) of 2.60 to 1. A total of 17.8 million tonnes of mineralized resource could be mined and processed with 33.6 million tons of waste and 12.5 million tonnes of capitalized waste. Some of the capitalized waste rock would be stockpiled and an undetermined portion may be reclassified as a resource at a later date should metallurgical test work support economic viability. Throughout the life-of-mine, an estimated 957,000 ounces of payable gold and 2.0 million ounces of payable silver would be produced at an average head grade of 2.24 g/t gold and 6.89g/t silver.

METALLURGY AND PROCESSING

A metallurgical test work program for the PEA was carried out on samples of composited drill core. The composites were made from six rock types and subjected to direct cyanidation testing, flotation and gravity concentration followed by cyanidation, coarse particle leaching, and mineralogical deportment. The composite responded positively to both direct cyanidation and flotation concentration followed by cyanidation. Test work was conducted by ALS Metallurgy in Kamloops BC and reported January 31st, 2014.

The flowsheet selected for Ana Paula consists of a primary crushing, grinding (SAG mill, ball mill, vertical mill), gravity recovery, flotation, disposal of flotation tails, leaching of a combined gravity and flotation concentrate, and recovery of precious metals by the carbon-in-leach method. This flowsheet is commonly used throughout the world.

ENVIRONMENT, PERMITTING AND CORPORATE SOCIAL RESPONSIBILITY

The project area is not within a known environmental protection area. Formal environmental baseline studies have not been initiated but will be required to obtain the environmental permits for future mining operations. Communication with the local community, private land owners and the “Ejido” (cooperative land tenure system) was initiated as part of the exploration program.

PEA CONTRIBUTORS

Qualified Persons and QA/QC

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in NI 43-101 and reviewed by Mr. Taj Singh, M.Eng, P.Eng, a Qualified Person. The field programs and selection of the metallurgical samples from Ana Paula were carried out under the supervision of Dr. Craig Gibson, PhD, CPG, and a Qualified Person under NI 43-101.

The PEA was conducted under the overall direction of Mr. Michel Creek, P.E., of JDS Energy and Mining, Inc. of Tucson Arizona. Mr. Creek is a JDS Project Manager and an independent “Qualified Person” under NI 43-101 who has verified the technical and scientific information and prepared the economic analysis included in this news release. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Project.

Under Mr. Creek’s review, the following Qualified Persons contributed to their respective sections or reviewed their previous content:

Kelly McLeod	P.Eng, JDS – Mineral Processing and Recovery Methods
Antonio Loschiavo	P.Eng, AFK Mining Services – Mine Design
Dawn Garcia	CPG, Independent – Environmental Studies, Permitting, & Social

The reader is advised that the PEA summarized in this release is intended to provide only an initial, high-level review of the project potential and design options. There is no guarantee that Inferred resources can be converted to Indicated or Measured resources, and as such, there is no guarantee the project economics described herein will be achieved.

Technical information contained in this news release was reviewed and approved by Taj Singh, M.Eng., P.Eng., the Vice President of Engineering and Project Development for Timmins, who is recognized as a QP under NI 43-101.

About Timmins Gold

The Company owns and operates the San Francisco open pit, heap leach gold mine in Sonora, which provides a base of operations, allowing the Company to develop two economically robust growth projects with manageable capital requirements, the Ana Paula and Caballo Blanco gold projects.

Contacts:
Timmins Gold Corp.
Mark Backens
Interim CEO and Director
604-682-4002
mark.backens@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including projected production (and estimated cash costs). Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, receipt of the requisite approvals for business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to liquidity, working capital management and to production (including production at Ana Paula and Caballo Blanco), possible capital savings and estimates of pre-production capital at Ana Paula, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, the Company does not intend to update any forward-looking statements to conform these statements to actual results.